UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03763A108

(CUSIP Number)

P. Rupert Russell, Esq.

Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

Adrian Vazquez, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	California

Number of Shares	7.	Sole Voting Power	-985,738(1)(2) -
Beneficially Owned by	8.	Shared Voting Power	-0-
Each Reporting Person With	9.	Sole Dispositive Power	-985,738(1)(2) -
	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	985,738(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	3.0%

14.	Type of Reporting Person (See Instructions)	IN

(1)	Includes 73,400 shares of common stock of Apollo Medical Holdings, Inc. subject to options granted to Dr. Vazquez that are exercisable within 60 days after the date that this Amendment No. 2 is filed.

(2)	All numbers of shares of common stock are presented herein after giving effect to a 1-for-10 reverse stock split of the Issuer effected on April 24, 2015.

Each item of the Statement on Schedule 13D filed on June 25, 2008 by Adrian Vazquez, M.D., as subsequently amended on October 6, 2014 by Amendment No. 1 thereto, is hereby amended with respect to the corresponding item set forth below in this Amendment No. 2. This Amendment No. 2 is filed to reflect, among other things, a material decrease in the percentage of common stock of Apollo Medical Holdings, Inc. beneficially owned by Dr. Vazquez following the closing of a merger between Apollo Acquisition Corp., a wholly owned subsidiary of the Issuer, and Network Medical Management, Inc., a California corporation, on December 8, 2017.

Item 1. Security and Issuer

This statement relates to shares of common stock, $0.001 par value (“Common Stock”), of Apollo Medical Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 700 North Brand Boulevard, Suite 1400, Glendale, California 91203.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Adrian Vazquez, M.D.

(b)	Dr. Vazquez’s business address is listed in Item 1.

(c)	Dr. Vazquez’s present principal occupation is Co-Chief Medical Officer of the Issuer.

(d)	During the last five years, Dr. Vazquez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Vazquez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Vazquez is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

All numbers of shares of Common Stock are presented herein after giving effect to a 1-for-10 reverse stock split of the Issuer effected on April 24, 2015. Pursuant to an Agreement and Plan of Merger dated June 13, 2008, by and among the Issuer, Apollo Medical Management, Inc. and Apollo Medical Acquisition Co., Inc., the Issuer issued Dr. Vazquez 912,338 shares of Common Stock in consideration for the capital stock of Apollo Medical Management, Inc., which was partially owned by Dr. Vazquez. In connection with Dr. Vazquez’s services as an executive officer of the Issuer, (a) on December 9, 2010, the Issuer granted to Dr. Vazquez options to purchase 30,000 shares of Common Stock, all of which have vested, (b) on July 10, 2014, the Issuer granted him options to purchase 10,000 shares of Common Stock, all of which have vested, (c) on February 15, 2016, the Issuer granted to Dr. Vazquez options to purchase 23,400 shares of Common Stock, all of which have vested or will vest within 60 days after the date that this Amendment No. 2 is filed, and (d) on April 6, 2017, the Issuer granted to Dr. Vazquez options to purchase 10,000 shares of Common Stock, all of which have vested or will vest within 60 days after the date that this Amendment No. 2 is filed.

Item 4. Purpose of Transaction

On December 8, 2017 (the “Effective Time”), the Issuer completed a business combination with Network Medical Management, Inc., a California corporation (“NMM”), pursuant to an Agreement and Plan of Merger, dated as of December 21, 2016 (as amended on March 30, 2017 and October 17, 2017), among the Issuer, Apollo Acquisition Corp., a wholly owned subsidiary of the Issuer (“Merger Sub”), NMM and Kenneth Sim, as the NMM shareholders’ representative (the “Merger Agreement”), whereby Merger Sub merged with and into NMM, with NMM surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). As a result of the Merger, Dr. Vazquez’s beneficial ownership was reduced to approximately 3.0% of the outstanding shares of Common Stock, based on 33,101,540 shares of Common Stock outstanding as of the Effective Time.

As of the date that this Amendment No. 2 is filed, Dr. Vazquez has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, or to terminate registration of Common Stock under section 12(g)(4) of the Act, or to take any similar action.

Item 5. Interest in Securities of the Issuer

(a)       Dr. Vazquez’s beneficial ownership of Common Stock as of the date this Amendment No. 2 is filed is reflected on the cover page of this Amendment No. 2.

(b)        Dr. Vazquez has the sole power to vote or to direct the voting of 985,738 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)       In connection with the Merger described in Item 4, as of the Effective Time:

(i) each issued and outstanding share of NMM common stock was converted into the right to receive such number of shares of Common Stock that results in the former NMM shareholders who voted for the Merger (“Former NMM Shareholders”) having a right to receive an aggregate of 30,071,197 shares of Common Stock, subject to a 10% holdback pursuant to the Merger Agreement and as further described below;

(ii) the Issuer issued to each Former NMM Shareholder such Former NMM Shareholder’s pro rata portion of (A) warrants to purchase an aggregate of 850,000 shares of Common Stock, exercisable at $11.00 per share, and (B) warrants to purchase an aggregate of 900,000 shares of Common Stock, exercisable at $10.00 per share; and

(iii) the Issuer held back an aggregate of 10% of the total number of shares of Common Stock issuable to Former NMM Shareholders to secure indemnification rights of the Issuer and its affiliates under the Merger Agreement (the “Holdback Shares”). For purposes of all calculations made in this Amendment No. 2, the Holdback Shares are not included as part of the shares of Common Stock outstanding as of the Effective Time. Separately, any indemnification of Former NMM Shareholders under the Merger Agreement will be made by the issuance by the Issuer to Former NMM Shareholders of new additional shares of Common Stock (capped at the same number of shares of Common Stock as are subject to the holdback for the indemnification of the Issuer).

(d)       Not applicable.

(e)       As of the Effective Time, Dr. Vazquez ceased to be a beneficial owner of more than 5% of Common Stock. As a result, transactions subsequent to the filing of this Amendment No. 2, if any, by Dr. Vazquez in relation to Common Stock will not be reportable pursuant to Section 13(d) of the Act and Regulation 13D-G thereunder, unless and until Dr. Vazquez’s beneficial ownership of Common Stock exceeds 5%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Vazquez has been and is eligible to receive options to purchase shares of Common Stock under the equity incentive plans of the Issuer and pursuant to his employment agreement, board of directors agreement and stock option agreements entered into with the Issuer or Apollo Medical Management, Inc., a subsidiary of the Issuer. The number of options to purchase Common Stock granted to Dr. Vazquez by the Issuer as of the date that this Amendment No. 2 is filed are disclosed under Item 3 of this Amendment No. 2.

Dr. Vazquez is subject to the Shareholders Agreement, dated March 28, 2014 (the “Shareholders Agreement”), which was made among the Issuer, NNA of Nevada, Inc. (“NNA”), Dr. Vazquez and Warren Hosseinion, M.D., in consideration for NNA’s investments in the Issuer made pursuant to the Credit Agreement dated March 28, 2014, between NNA and the Issuer, and the Investment Agreement, dated March 28, 2014, between NNA and Issuer (the “Investment Agreement”). The Issuer and NNA also entered into a Registration Rights Agreement, dated March 28, 2014 (as subsequently amended, the “Registration Rights Agreement”), whereby the Issuer is obligated to prepare and file with the U.S. Securities and Exchange Commission one or more registration statements to cover the resale of the NNA’s registrable securities thereunder.

Under the Shareholders Agreement, NNA has a tag-along right with respect to any sales of shares of Common Stock by Dr. Vazquez and/or Dr. Hosseinion. In addition, pursuant to the Shareholders Agreement, Dr. Vazquez and Dr. Hosseinion agree to cooperate with making effective, and to cause all shares of Common Stock held by them and their related parties to support and effect, the appointment or election, and reappointment or reelection, of NNA’s nominee to the boards of directors of the Issuer (the “Board”) and the full exercise and realization of all rights of NNA pursuant to the Investment Agreement with respect to the Board, for so long as NNA holds instruments that together either represent, or entitle it to acquire, a certain number of shares of Common Stock.

On November 17, 2015, the Issuer, NNA, Dr. Vazquez and Dr. Hosseinion entered into a Second Amendment and Conversion Agreement (the “Conversion Agreement”), which amended the Investment Agreement, and among other things, provides that NNA must hold at least 200,000 shares of Common Stock to have the right to have a representative nominated as a member of the Board and each committee thereof, including without limitation, the compensation committee. The Conversion Agreement also provides that the tag-along right provided to NNA under the Shareholders Agreement shall terminate when, and only so long as, registration statements covering NNA’s registrable securities under the Registration Rights Agreement remain continuously effective during the effectiveness period as provided in the Registration Rights Agreement.

Dr. Vazquez is also subject to the Stock Option Agreement made between Dr. Vazquez and the Issuer on March 28, 2014, whereby Dr. Vazquez grants to the Issuer an option to purchase (at fair market value) all of his equity interests in the Issuer in the event that (i) Dr. Vazquez’s Employment Agreement with the Issuer is terminated by the Issuer for cause due to a willful or intentional breach by Dr. Vazquez, (ii) Dr. Vazquez commits fraud or any felony against the Issuer or any of its affiliates, (iii) Dr. Vazquez n directly or indirectly solicits any patients, customers, clients, employees, agents or independent contractors of the Issuer or any of its affiliates for competitive purposes, or (iv) Dr. Vazquez directly or indirectly competes (as such term is defined in the Stock Option Agreements) with the Issuer or any of its affiliates.

Item 7. Material to Be Filed as Exhibits

The following exhibits are incorporated by reference into this Item 7:

Exhibit A –	2010 Equity Incentive Plan of the Issuer (incorporated herein by reference to Appendix A to the Issuer’s Schedule 14C Information Statement filed on August 17, 2010).

Exhibit B –	2013 Equity Incentive Plan of the Issuer (incorporated herein by reference to Exhibit 10.13 of the Issuer’s Annual Report on Form 10-K filed on May 8, 2014).

Exhibit C –	2015 Equity Incentive Plan of the Issuer (incorporated herein by reference to Exhibit 10.59 of the Issuer’s Annual Report on Form 10-K filed on June 29, 2016).

Exhibit D –	Employment Agreement between Dr. Vazquez and Apollo Medical Management, Inc., dated March 28, 2014 (incorporated herein by reference to Exhibit 10.14 of the Issuer’s Form 8-K/A filed on April 3, 2014).

Exhibit E –	First Amendment to Employment Agreement between Apollo Medical Management, Inc. and Dr. Vazquez, dated January 12, 2016 (incorporated herein by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on January 19, 2016).

Exhibit F –	Amended and Restated Employment Agreement between Apollo Medical Management, Inc. and Dr. Vazquez, made as of June 29, 2016 (incorporated herein by reference to Exhibit 10.68 of the Issuer’s Annual Report on Form 10-K filed on June 29, 2016).

Exhibit G –	Employment Agreement between Apollo Medical Management, Inc. and Dr. Vazquez, dated December 20, 2016 (incorporated herein by reference to Exhibit 99.4 of the Issuer’s Current Report on Form 8-K filed on December 22, 2016).

Exhibit H –	Shareholders Agreement among the Issuer, Dr. Vazquez, Dr. Hosseinion, and NNA, dated March 28, 2014 (incorporated herein by reference to Exhibit 10.11 of the Issuer’s Current Report on Form 8-K filed on March 31, 2014).

Exhibit I –	Stock Option Agreement between Dr. Vazquez and the Issuer, dated March 28, 2014 (incorporated herein by reference to Exhibit 10.18 of the Issuer’s Current Report on Form 8-K/A filed on April 3, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

/s/ Adrian Vazquez, M.D.